EXHIBIT 11

COMPUTATION OF PRIMARY EARNINGS PER SHARE

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

                                   For the three months
                                     ended March 31,
                                   1996      1995
                                   --------- ---------

Net income                         ($ 2,229) $     212

Shares:

Weighted average number of shares of
  common stock outstanding         3,761,315 3,735,362

Shares assumed issued (less shares
 assumed purchased for treasury) on
 stock option agreements               3,615    36,599

Rounding                                  39      (416)
                                   --------- ---------
                                   3,765,000 3,772,000
                                   ========= =========
Net Income per Common Share          ($0.59)     $0.06

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